Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Doroni Aerospace, Inc.
11555 Heron Bay Blvd. suite 200
Coral Springs, FL 33076
https://www.doroni.io/

Up to $1,070,000.00 in Common Stock at $1.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Doroni Aerospace, Inc.
Address: 11555 Heron Bay Blvd. suite 200, Coral Springs, FL 33076
State of Incorporation: DE
Date Incorporated: October 06, 2021

Terms:

Equity

Offering Minimum: $10,000.00 | 10,000 shares of Common Stock
Offering Maximum: $1,070,000.00 | 1,070,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $250.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE

INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Doroni is a pre-revenue company that has developed a safe, and affordable Electric Vertical Takeoff and Landing Aircraft, or "eVTOL," that everyone will be able to personally fly and park in their home garage.

You just need a driving license and a quick course which we will provide.

We started Doroni to help people transport themselves in a Faster, Safer, Cheaper, Greener, Simpler, and more Efficient Manner.

Our global team consists of some of the brightest minds in Aerospace, Electronics, Software Engineering, and Battery Technology.

Our Mission is to provide the primary transportation solution for Individuals, Families, First Responders, Law enforcement, and Military Units.

We envision each one of us will commute with his own Doroni.

The company sales channels are Direct sales - primarily for first responders and police markets. "Brand experience location" stores in shopping centers, etc. Pop-up locations in key markets in the U.S. and Europe. Online

*Doroni Aerospace, Inc. was initially organized as Doroni Aerospace LLC, a Florida Limited Liability Company on May 3, 2018, and converted to a Delaware C-Corporation on October 6, 2021.

Competitors and Industry

There are 3 main different eVTOL in the market:

Air-Taxi- Larger aircrafts. Complicated FAA certification process. Not for personal use. You can't buy an aircraft. It is mostly a taxi- service. Highly complicated technological challenge Vs. The Doroni H1

Archer- founded in 2020 USA

Funding amount $912.7M

https://www.crunchbase.com/organization/archer-b2aa

The overarching goal of Archer is to provide sustainable air mobility as a new transportation source to cut down the crowds of major cities

The Lilium Jet - Established 2015 in Germany

First flight 2017

4 passengers and a pilot- Lilium announced plans to launch a 5-seat Lilium Jet by 2025, aimed at the air taxi service market.

https://evtol.news/lilium/

Joby Aviation

Established 2010, California USA

Range 150 Miles. Speed 200MPH

Raised over $800 million to date

https://techcrunch.com/2021/07/27/joby-aviation-aiming-to-go-to-market-in-2024-completes-154-mile-test-flight/

https://www.jobyaviation.com/news/joby-completes-flight-of-more-than-150-miles/

Volocopter

Established 2010 in Germany

First flight 2011

2013 Initial investment of 500,000 Euro

2017 25M Euro

Air Taxi for inner-city transportation

https://en.wikipedia.org/wiki/Volocopter_2X

Cargo Market- These companies don't fly a manned eVTOL. They only fly cargo. H1 is dual-use and can fly both cargoes and manned.

Eleroy-Air

Metro

Personal eVTOL- 1-2 seater. One seater has a small payload and a shorter range and therefore is mostly used for leisure. some are made in China and can't get the FAA-required certifications.

Blackfly

https://opener.aero/

eHANG 184

https://www.ehang.com/ehangaav/

Doroni Aerospace

https://www.doroni.io/#home

Current Stage and Roadmap

Until Sep 2020

- Designed, built, tested, and lifted off the ground a 643 pound, full-scale, single-seat, prototype eVTOL.

2020- 2021

- 2 patents covering both Design and Aerodynamics features. The patents are owned by the founder-CEO and the company.

- Verbal conversations to begin negotiating orders with a helicopter service company (*In progress)*

-Won 2nd place at the Florida Aerospace 2021 Forum.

-Potential scaling up production with Space Florida

2022- 2024

- Completing Digital twin/Digital simulation of Doroni H1 product.

- Completing one full-scale propulsion system - one duct + two coaxial counter-rotating motor/props.

- Full-scale showroom display model.

- Doroni mini H1 (25%-50% of the full product scale), flying, and testing.

- System architecture and software architecture including protocols.

- Full-scale H1 flying- including testing in different conditions, I.e. Weather, winds, temperatures, etc.

- Full-scale H1 FAA certified- Working with DER (Designated Engineering

Representative) that will assist us to certify the H1 with the FAA

We have already completed most of the technology for the propulsion and flight system which will be used in our go-to-market product the H1. We are now building the H1 that will encapsulate the propulsion system used in our previous prototypes.

The Team

Officers and Directors

Name: Doron Merdinger

Doron Merdinger's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer and Founder
  Dates of Service: November 01, 2016 - Present
  Responsibilities: CEO of the company, responsibilities include: overseeing the day to day operations of the company and managing all strategy and business decisions. Mr. Merdinger does not currently receive a salary, however, he is the majority shareholder of the company with 100% current voting power. A salary is contemplated for the future depending on funding.

Other business experience in the past three years:

- **Employer:** Merdinger House Of Design
  Title: CEO
  Dates of Service: July 01, 2013 - November 01, 2016
  Responsibilities: Manage day to day operations

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering common stock in the amount of up to $5M in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company

manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be an operational Doroni H1 or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Doroni H1. Delays or cost overruns in the development of our Doroni H1 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worthless, because later investors

might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Doroni Aerospace was formed on May 3, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Doroni Aerospace has

incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Doroni is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns 2 patents + trademark, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell products is dependent on outside government regulations such as the FAA , FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of products may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your

investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Doroi Aerospace or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Doroni Aerospace could harm our reputation and materially negatively impact our financial condition and business.

Regulatory Risks
Being in the aviation industry, we have to meet the FAA's LSA regulation standards. We have already started working with DER – which are Designated Engineering Representatives, to approve or recommend technical data to the FAA. Still, the FAA is a governing body and their regulations are subject to change. It is possible that the FAA may institute new regulations which may negatively impact our business and it's activities, potentially even rendering our business model unsustainable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Doron Merdinger	14,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 100,000,000 with a total of 14,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights applicable to shares sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 14,000,000
  Use of proceeds: Founders shares issued to CEO/Founder upon creation of the C-Corp, no money raised.
  Date: October 06, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

About $3000 monthly burn rate. We believe we can operate for around 24 Months without revenue generation. We will continue to design and develop the H1Digital-Twin, simulation of the entire build in 3D environment and do testing. This is a required pre-fabrication milestone.

We are running on founders' capital.

Our millstones are: Working Mini Prototype + Propulsion Systems in 9 months.

Flying Full-Scale Prototype in 18 months.

Complete FAA certification and Beginning Sales in 30 months

Foreseeable major expenses based on projections:

We precive Research & Development to be Year 1: $2.2M, Year 2: $1.6, Year3: $1.4, Year 4: $1.8M

Sales and Marketting for 4 years in total: $4.5 Total

Future operational challenges:

The operational challenges we foresee are to build, test, and optimize our design tailored to our target markets.

We also understand that FAA will have specifications and regulations requirements that will have to be incorporated into the H1.

Scaling-up according to our milestones. We understand that there is a complicated phase, moving from one working certified vehicle to being mass-produced once the tooling is complete.

Future challenges related to capital resources:

The challenge will be to control the cash flow and inject capital at the right timing so the company can progress at the fast pace we anticipate.

Future milestones and events:

Once we raise the $1.07M and complete the current target raise we can achieve the following milestones:

Doroni H1 Digital-Twin simulation

One unit Full-scale propulsion system

One full-scale showroom display model

We believe the valuation of the company will be 3X of the current one.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of today, the company doesn't have cash in hand but we continue to self-fund the company.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If we raise the maximum target raise this will constitute about 60% of our resources much of that will be spent on R&D and S&M.

Achieve our milestones: digital -Twin, Full-scale propulsion system, and full-scale showroom display model.

In the future, the company will seek additional capital to scale from the current H! product to a larger 4-5 seater vehicle.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

It is critical but there will be other financial sources including continuing to self-fund the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our monthly burn rate is about $3000 and we can operate for 24 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum we can operate for 36 months. We expect to increase our burn rate if we raise the maximum to expedite and expand our R&D efforts.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Founder self-financing

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Merdinger House Of Design
  Names of 20% owners: Doron Merdinger
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Over the prior two fiscal years, the CEO & Founder made capital contributions of $172,503 to the Company.
  Material Terms: The Company's operations were funded entirely by an affiliate entity owned by the sole owner of the Company. The funded amounts are recorded as equity contributions and are not expected to be repaid.

Valuation

Pre-Money Valuation: $14,000,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, the company believe sthe $14 M valuation is realistic based upon the status of our development at Doroni Aerospace. Our two Patents both on Design and aerodynamics features put us in a position of strength ahead of our competitors and our market analysis has reinforced our belief that we are developing the right product to meet growing market demand for personal eVTOL aircraft. Second, we analyzed similar businesses, Archer and Vertical, which are both currently worth over $1B each. Based on our research, these companies mostly have letters of intent/interest in their product but do not have a working certified product. In comparison, as far as the technology advancement and the current stage of Doroni Aerospace, we have a working prototype and patents. Third, we also analyzed the market and industry we plan to operate in. Geekwire and Global News Wire have estimated a $1.5T valuation by 2040 for the self flying cars market with a CAGR of 30.30% by 2030. In conclusion, based on all of the above we believe that Doroni $14M pre-money valuation is conservative.

The Company set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of common stock; (ii) the company does not currently have any outstanding options, warrants, or other securities with a right to acquire shares nor any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  StartEngine Premium Deferred Fee: All proceeds if we raise the minimum will go to operating our StartEngine campaign

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  65.0%
  Our H1 mini model+ digital Twin+ Full-scale propulsion system+ software and hardware systems are what we aim to achieve in order to progress to the next

milestones of development.

- *Marketing*
  31.5%
  Social Media + Paid ads + Public relations companies and increase our presence in the Aviation Online publishers

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.doroni.io/ (Investors relations page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/doroni

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Doroni Aerospace, Inc.

[See attached]

Doroni, LLC. (the "Company") a Florida LLC

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Doroni, LLC.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues, raise capital, and continue self-funding as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
November 9, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	-	-
Total Current Assets	-	-
TOTAL ASSETS	-	-
LIABILITIES AND EQUITY		
TOTAL LIABILITIES	-	-
EQUITY		
Member Capital	172,503	152,936
Accumulated Deficit	(172,503)	(152,936)
Total Equity	-	-
TOTAL LIABILITIES AND EQUITY	-	-

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	-	-
General and Administrative	4,826	25,129
Research and Development	12,735	114,585
Rent and Lease	2,006	13,222
Total Operating Expenses	19,567	152,936
Net Income (loss)	(19,567)	(152,936)

Statement of Cash Flows

	Year Ended December 31, 2020	2019
OPERATING ACTIVITIES		
Net Income (Loss)	(19,567)	(152,936)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-	-
Net Cash provided by (used in) Operating Activities	(19,567)	(152,936)
FINANCING ACTIVITIES		
Related Party Financing	19,567	152,936
Net Cash provided by (used in) Financing Activities	19,567	152,936
Cash at the beginning of period	-	-
Net Cash increase (decrease) for period	-	-
Cash at end of period	-	-

Statement of Changes in Member Equity

	Member Capital $ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/19	-	-	-
Capital Contributions	152,936	-	152,936
Capital Distributions	-	-	-
Net Income (Loss)	-	(152,936)	(152,936)
Ending Balance 12/31/2019	152,936	(152,936)	-
Capital Contributions	19,567	-	19,567
Capital Distributions	-	-	-
Net Income (Loss)	-	(19,567)	(19,567)
Prior Period Adjustment	-	-	-
Ending Balance 12/31/2020	172,503	(172,503)	-

Doroni, LLC
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Doroni, LLC ("the Company") was formed in Florida on May 3rd, 2018. The Company plans to earn revenue via the sale of its electrically powered vertical takeoff and landing (eVTOL) vehicle which is currently in the research and development phase.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company does not currently have an equity-based compensation plan. The Company is in the process of drafting one.

Income Taxes

The Company is a passthrough entity for tax purposes, thus no provision for income tax has been reported on the statement of operations.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's operations were funded entirely by an affiliate entity owned by the sole owner of the Company. The funded amounts are recorded as equity contributions and are not expected to be repaid.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company had no debt as of December 31st, 2020.

NOTE 6 – EQUITY

The Company is a single member LLC with a single class of ownership interest. The Company's equity contributions for 2019 and 2020 were a result of expenses paid by an affiliate entity. See Note 3.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through November 9, 2021, the date these financial statements were available to be issued. The Company has since converted to a Corporation under the laws of Delaware.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities. The Company's owner intends to continue to self-funding as necessary.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Doroni Aerospace, Inc.

The Future of Personal Mobility


DORONI®

Website | Coral Springs, FL | TRANSPORTATION | CLEAN TECHNOLOGY

Doroni has developed a safe, and affordable Electric Vertical Takeoff and Landing Aircraft, or "eVTOL," that everyone can personally fly and park in their home garage. You just need a driving license and a quick course which we will provide. We started Doroni to help people transport themselves in a faster, safer, cheaper, greener, simpler, and more efficient manner.

$0.00 raised

0 Investors	$14M Valuation
$1.00 Price per Share	$250.00 Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The global automotive industry in 2020 was worth $3.6 trillion. In the US alone, it was worth $86 billion
- Doroni won 2nd place in both the Florida Aerospace 2021 Forum and a nationwide aerospace competition (among 65 companies)
- Doroni Designed, built, tested, and lifted off the ground a 643 pound, full scale, single-seat, prototype eVTOL

OVERVIEW

We aim to make a better urban infrastructure



*Images are computer generated demo versions. Product is still currently under development.

Our mission is to transform intra-city transportation in a sustainable manner. We are helping to define the future of urban air mobility, engaging with the aviation industry, academia, the military, regulatory agencies as well as our prospective civilian and commercial customers. Our personal flying vehicle will offer a safe, practical, inexpensive, and environmentally friendly alternative to traditional automobile transportation.

Doroni is a pre-revenue company with all products under development.

THE PROBLEM

Cars take a massive environmental toll on the planet


Cars are taking a
toll on our planet

It’s an unfortunate and inconvenient truth that automobiles, even the electric ones, are bad for the planet. They’ve dealt massive damage to our ecology and supporting the infrastructure on which they rely is costly and unsustainable. Moreover, as population density in cities and suburbs continues to increase, gridlock and traffic are also worsening. In fact, it’s scientifically proven that a stressful commute negatively impacts a person’s mental wellbeing. (Source)

Our whole infrastructure in this country is built around cars, which not only is terrible for the planet but is also costly for taxpayers. In 2009, our government spent $146 billion on maintaining highways alone. (Source) Even with the work-from-home paradigm shift that companies are supporting, the vast majority of people still need cars to go to and from places. We believe the world needs a mode of transportation that can both lighten the load for city infrastructures and the environment itself.

THE SOLUTION

We created a fully-electric flying car



*Images are computer generated demo versions. Product is still currently under development.


A revolutionary fully
electric flying car
Range of
60 miles
Cruising speed
100 mph
Max speed of
140 mph

The Doroni team set out to design an intuitive, easy-to-use aircraft control system based on an auto-stabilizing, multi-rotor aircraft. Our goal was to simplify the complexities of flying an airplane or a helicopter to make it user-friendly and accessible to every person. The Doroni H1 has 3 motions of axes and sports a blazing fast charge time of 15-20 minutes. These axes are pitch, roll, and yaw. Our prototype has a range of 60 miles, a cruising speed of 100 mph, and a max speed of 140 mph. We believe this groundbreaking technology can revolutionize the way we live, commute, and even build cities if scaled correctly.



DORONI

*Images are computer generated demo versions. Product is still currently under development.

Our business model consists of building and selling our flying cars. We expect to start selling and leasing 22 units in our third year and 722 units by our fifth year. We anticipate the Doroni H1 eVTOL will generate revenue, starting with first responders, law enforcement, armed forces, letter of intent for a preorder from a security company, and recreational users. From there, we plan on positioning ourselves to possibly be acquired by global defense contractors, automobile manufacturers such as General Motors, or ridesharing companies such as Uber and Lyft.*

**This section includes forward looking information, please refer to our forward looking information legend at the bottom of the page. To achieve these sales goals, we will need to be successful in our fundraising and development plans and that will incur significant costs. In addition, please refer to our risk factors in our Form C Offering Materials, investing in a startup is inherently risky, speculative and involve a high degree of risk, including the possible loss of your entire investment.*



PARAMEDIC
H1
017

*Images are computer generated demo versions. Product is still currently under development.



Doroni Safety Features
Whole airframe ballistic parachute
Multiple redundancy batteries
Energy dissipating body
Emergency airbag
Increased lift and stability
Energy dissipating landing gear
Ten independent proplusion systems

OUR TRACTION

We're ready to take off!



*Images are computer generated demo versions. Product is still currently under development.

We have **2 patent** applications submitted on design and aerodynamics features.



Full scale prototyping testing

*Images above include our X8 prototype eVTOL. Product is still currently under development.

We are already making significant progress towards our goal of disrupting the eVTOL space. We have designed, built, tested, and successfully lifted off a 643 pound, full-scale prototype, the X8 prototype eVTOL. On our way to that accomplishment, we won 2nd place at the Florida Aerospace 2021 Forum and have submitted 2 patent applications covering design and aerodynamics features while also landing a letter of intent for a preorder from a security company.

Recent Press

Vertical Flight Society

SPACE FLORIDA

WINNER 2021 AEROSPACE Innovation & TECH Forum

We have also benefited from press mentions from outlets like Green Technology, The Vertical Flight Society, Space Florida, and the Florida Venture Forum. These incremental milestones are helping us step to our inevitable goal of producing a fully functional flying car and bringing it to market. Space Florida, which is a huge entity under the governor's office, is enthusiastic to keep Doroni Aerospace in Florida by providing Doroni the facilities i.e. land, factory, and tooling to scale-up production.


Tony Gannon
Space Florida
Vice President
SPACE FLORIDA
“Space Florida is happy to be assisting Doroni in scaling up production of the H1 eVTOL, as they pave the way in defining the future of urban air mobility.”



*Images are computer generated demo versions. Product is still currently under development.

Both our **technology and design are different** and we have submitted patent applications with the USPTO. It combines the best of both worlds between a drone and an aircraft. Our technology enabled us to design a safe, affordable, compact LSA-eVTOL. Most of our competition is currently focusing on air-taxi while we are focusing on personal use. So initially, as our go to market strategy, the first responders, law-enforcement, sports, and leisure are our main targets. Why sports and leisure? Because they are the low-hanging-fruit based on the ease of adoption; you just need a driver's license and a quick course.

We designed our flying cars with ease of use, quick deployment, and practicality in mind as we plan on having our vehicles to fit and charge in a standard, 2 car garage. This design is intentional as we really plan to make our car the go-to family vehicle for drivers.

$135K

Starting price

*This is a price estimate, our final pricing may change. The product is still currently under development.

Affordability is also important to us, as we plan for our vehicle pricing starts at just $135K, which we believe is far lower than most flying cars on the market. Lastly, our plan is for consumers to not be required to obtain a pilot's license to pilot our flying cars. They will just need to be certified on Doroni's premises after 15 hours of courses and practice. By making our product more accessible, we can actualize our ambition of creating a more efficient and cost-effective infrastructure while also boosting our revenues.

THE MARKET

The Urban Air Mobility (UAM) market is projected to reach $1.5 trillion by 2040 (Source)


$1.5T by 2040 - eVTOL
$851B
$12B
$198B
$413B
Passenger Advanced Air Mobility
Goods Advanced Air Mobility
Military, Defense
Technology, Services


The sky will continue to be controlled by the FAA, providing traffic management

WHY INVEST

The future of transportation



*Images are computer generated demo versions. Product is still currently under development.

We know that it's a big goal to claim, but innovation and excellence isn't built on a foundation of small goals. Doroni has the leadership, drive, and actual technology to create and introduce flying cars to the world. Our goal is no longer science fiction, and we have the working prototype to prove it. By investing in Doroni, you are investing in a safer, more sustainable mode of transportation that is designed to avoid the damage to our ecosystem that the antiquated automotive industry has done. Become a shareholder in Doroni and help us take off to a better future.



Completed First Prototype

Doroni team completed Y6 prototype

September 2017

May 2018



Completed Second Prototype

Doroni Team completed X8 model



Designed H1 Model

Designed 2-seater commercial H1 Model

November 2019

October 2020


INTELLECTUAL
PATENTED
PROPERTY

Filed 2 patents

2- patent applications filed (design and aerodynamics)



Completed initial cockpit design

The team has completed initial cockpit design including ergonomics and instruments positions

October 2021

September 2022



*ANTICIPATED: 3 milestones

H1 Show room display model + Digital Twin + Full scale propulsion system



*ANTICIPATED: Flying full scale prototype

Building full scale H1

June 2023

June 2024

FAA Certified

*ANTICIPATED: FAA Certification

Complete FAA certification



*ANTICIPATED: Commercial Launch

Final product-financial product Sales

June 2024

Meet Our Team



Doron Merdinger

CEO & Co-Founder

A serial entrepreneur and problem solver, Doron Merdinger is Doroni Aerospace's founder, chief executive officer, and owner. After graduating from the New York University's renowned Stern School of Business, Merdinger embarked on a successful career starting and expanding his own companies and managing eight-figure firms to unprecedented revenue growth. Over the last 25 years, he has gained vast experience in management, product design, manufacturing, sales, and vendor relationships. These experiences guided his design and engineering of the company's single-seat, electric-powered hovering vehicle that served as the inspiration and forerunner of the Doroni flying car prototype. His vision continues to provide the foundation of Doroni mission. A well-regarded collaborator and communicator, Merdinger has assembled a best-in-class technical team whose complementary expertise and experiences are leading the way to bringing practical personal urban flying vehicles to fruition. Served in the Israeli Air Force. Honor student. Bs. Stern school of Business, New York University.



Roman Antonov

Co-Founder & Chief Aerodynamics & Mechanical Engineer

Roman Antonov has over fifteen years of experience in the Aerospace Engineering field. He is responsible for fluid dynamic calculations, mechanical design and integration of all components of design into one device. Mr. Antonov worked in one of the largest aircraft engineering companies in the world(Antonov Design Bureau), participated in design and production of a drones, monowheel, hoverboard, electric bike, electric trucks. He developed extensive experience as Chief Technical Officer and Chief Executive Officer in private firms. Mr. Antonov attended National Aviation University in Ukraine where he earned his Master degree in Aerospace Engineering with Honors.



Czar Balangue

Chief Systems Development Engineer

Czar Balangue has over 6 years mixed experience in software and electronics engineering. His experience extends to embedded software development for research and development of unmanned aircraft systems, consumer electronics and medical devices. He has also taken on roles as a systems engineer in some of his aerospace projects and leading the software and electronics development. He has worked for various drone tech start-ups, a flight simulation company, consumer electronics design and manufacturer and a consultancy firm. MEng (HONS) Digital Communications and Electronics, University of Hertfordshire. United Kingdom.



Yaakov Werdiger

Business Development Manager

Yaakov Werdiger has over 6 years of experience in the automotive business development industry. With a robust background in e-commerce and marketing, he is a problem solver and enthusiastic to take an idea and make it a reality. After receiving his degree in Industrial Engineering and Management from Jerusalem College of Technology and serving in the Israeli Defense Force, 7th Armored Brigade, Werdiger went on to various profitability management and project management positions. In these roles, he furthered his interpersonal along with business planning and development skills while working through conflict mediation, business forecasting and budgeting, and process design, implementation, and review. Continuing upon his early career success, Werdiger co-founded two start-ups, Commerfy and Champ. Seeing a gap in the e-commerce market and successfully implementing a solution to improve the online store building experience for clients, Commerfy generated more than $1M in revenue within the first 6 months of establishment. As a business development director, Werdiger continues to do what he loves, solving problems through the careful review and analysis of fundamental points. He creates practical solutions to complex issues and creatively turns ideas into reality.



Oleg Sukhovii

Aerodynamics and Mechanical Engineer

Oleg Sukhovii has over fifteen years of experience in the Aerospace Engineering field. He is responsible for mechanical design, ergonomics, and integration of all components of design in one device. Mr. Sukhovii worked in one of the largest aircraft engineering companies in the world (Antonov Design Bureau). He developed extensive experience as an Engineer of Technical Department (AAL Group Ltd.) during repair and modernization of helicopters and as Chief Engineer at a private firm. Mr. Sukhovii developed and implemented the production of technical equipment for miners in a private company, participated in design and production of a drone, electric bike, industrial laser lighting equipment. Mr. Sukhovii attended National Aviation University in Ukraine where he earned his Master degree in Aerospace Engineering.



Derek Barger

Electrical and Electronics Engineer

Since 2003 Derek Barger has been making the world's quickest and fastest batteries. Derek has made improvements with every generation of battery pack design. Working with many different cell manufactures has made the racing batteries safer and more powerful. Derek has multiple Electric vehicle records as World Record HTS Battery Packs First Ever in History 6.94sec @ 201.37mph 1/4mile.He has engineered and created his own custom racing testing equipment and special racing assemble equipment to make higher power battery packs possible. He has been pushing the limits of battery and power delivery tech with each new vehicle. He has specialized in: Battery Management Systems (BMS) for racing applications, Custom tooling, Cell Welding, Cell Assembly, Racing Battery pack Building, Electric Vehicles, Race Vehicles, Battery Integration, Performance. He has Built batteries for the renowned Orange county choppers Tulsa Technology Center-Lemley Campus Field of Study Electrical and Electronics Engineering Pickens Technical College.



Charles Boyd

Test Pilot

Charles Boyd has over 20 years in the Aviation Industry and has accumulated over 14,000 hours of flight time. Building, modifying, and improving remote control vehicles and aircraft for 30years. Part 107 Remote Pilot and Part 135 Private Air Charter Current and Qualified. Holds a First-Class Medical, ATP Certificate, and multiple type ratings on various aircraft. Initiated and assisted in developing company and FAA industry safety standards. As a captain, he is responsible for the safe operation of the aircraft, weight and balance, performance calculations, preflight and post flight operations, along with ensuring proper maintenance has been performed.

Offering Summary

Company	Doroni Aerospace, Inc.
Corporate Address	11555 Heron Bay Blvd. suite 200, Coral Springs, FL 33076
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	10,000
Maximum Number of Shares Offered	1,070,000
Price per Share	$1.00
Pre-Money Valuation	$14,000,000.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Forward Looking Information Legend

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the next 3 days and receive an additional 10% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Doroni, will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Any expense labeled "Travel and Entertainment". Salary payments made to one's self, a friend or relative. Any expense labeled "Administrative Expenses" not strictly for administrative purposes. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

(DORON) I'm sure the horse and buggy industry thought the Ford Model T was a crazy idea. Until it wasn't. With the success of drone technology and the advancements in autonomous vehicles, we're standing at an inflection point, not as science-fiction fantasy but as a matter of fact. Flying cars are finally here.

STOCK:

Forms of transportation over the course of time.

Horse and buggy, train, car, planes

RENDERING:

https://drive.google.com/drive/folders/1biz4jqmmAdVqEjZjRSKEli4iILgl4bPR

INFOGRAPHIC DISCLAIMER:

*Images used in this video are in the prototype phase, H1 is not currently available on the market.

As we speak, the FAA is working on a system to manage air traffic for personal flying vehicles. And Doroni plans to meet the moment with a flying vehicle that's affordable to the public by 2024.

Doron speaking to camera

https://www.faa.gov/uas/advanced_operations/urban_air_mobility/

I'm Doron Merdinger, CEO and founder of Doroni. I was in the Isreali Airforce before I went to NYU Stern School of Business. My team is made up of software engineers, academics and military leaders who know how important it is to leverage existing advanced technologies which are proven/tested and cost-effective.

Stock of different industry leaders. Business, engineer, softwar, military ect.'

Footage of Doroni team working on prototypes

With the help of some of the greatest minds in aerospace and electronics, we've completed several zero-emission flying car prototypes. These prototypes have led us working on our go-to-market product.

Digital renderings of prototypes as well as actual videos of prototypes

*Images used in this video are in the prototype phase, H1 is not currently available on the market.

The Doroni H1.

Utilizing drone technology, our eVTOL (electric vertical takeoff and landing aircraft) is safe, efficient, and environmentally sustainable.

Hero Shot of Doroni H1

*Images used in this video are in the prototype phase, H1 is not currently available on the market.

Doron speaking to camera

Info graphic "eVTOL (electric vertical takeoff and landing"

Just like a drone, it vertically hovers when it takes off and smoothly transitions into forward flight. It's driving experience is so intuitive, any adult with a driver's license and a 15 hour training course can operate it.

Digital rendering of H1 in motion

*Images used in this video are in the prototype phase, H1 is not currently available on the market.

We built it with safety features including anti-collision sensors, emergency landing protocols and much more.

Doron speaking

List of safety features next to him

And industry experts are already fully backing us up and helping us deliver:

(SPACE FLORIDA REP) "Space Florida is happy to be assisting Doroni in scaling up production of the H1 eVOLT, as they pave the way in defining the future of urban air mobility."

Graphic text- Tony Gannon- VP of and research and innovation at Space Florida

Graphic text- Space Florida, Aerospace and Innovation Tech Forum 2021

2nd place Doroni

https://www.spaceflorida.gov/news/sf-fvf-announce-winners-of-2021-aerospace-innovation-and-tech-forum/

(DORON) Our production includes modular parts that come with easy maintenance and affordability. Which makes our product convenient and accessible to the general population.

.Doron Speaking

The electric aircraft market alone is estimated to reach $411M by 2025, $1T by 2030, and $1.5T by 2040 with a compounded annual growth rate of 30.30 percent. We believe the time to invest is now!

https://www.geekwire.com/2018/morgan-stanley-report-says-market-self-flying-cars-hit-1-5-trillion-2040/

Doron speaking to camera market projects next to him

So, buckle up and help us take flight. Together, we'll see the future of transportation come to life.

Invest in Doroni today

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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